Exhibit 21

SUBSIDIARIES OF DOCENT, INC.

Subsidiary	State/Country of Incorporation
Wholly Owned

Docent International Corporation	Delaware
Docent Europe BV	The Netherlands
Docent BV	The Netherlands
Docent AB	Sweden
Docent, Ltd.	United Kingdom
Docent GmbH	Germany
Docent SAS	France
Docent ANZ PTY. Ltd.	Australia
Docent Japan	Japan